John Hancock Collateral Investment Trust

101 Huntington Street

Boston, MA 02199-7603

July 14, 2011

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 02549

Attention: Brian R. Thompson, Esq.

Re:       John Hancock Collateral Investment Trust — File No. 811-22303
Amendment No. 3 to Form N-1A Registration Statement

Dear Mr. Thompson:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed in a telephone conversation on Thursday, June 16, 2011 with respect to Amendment No. 3 to the registration statement (the “Amendment”) on Form N-1A of John Hancock Collateral Investment Trust (the “Fund”) filed with the SEC on April 28, 2011 pursuant to the requirements of Rule 8b-16 under the Investment Company Act of 1940, as amended (the “1940 Act”).

In response to the comments that we received from the Staff, we hereby respectfully submit the following responses.  For the Staff’s convenience, below are summaries of the comments provided by the Staff that are immediately followed by the related Fund response.  Defined terms have the same meanings as used by the Fund in the Registration Statement.

Comment 1:

State whether the Fund is a money market fund.

Response 1:

As disclosed under Part A, Item 9(c) of the Amendment, the Fund is not a money market fund within the meaning of Rule 2a-7 under the 1940 Act and does NOT  seek to maintain a stable $1.00 share price. The Fund, however, is managed pursuant to investment policies and limitations described in the Amendment, and those investment policies and limitations are, or are consistent with, the credit quality, maturity and diversification policies and limitations applicable to registered money market funds (i.e., registered funds that are money market funds within the meaning of Rule 2a-7) as of June 30, 2009.  This policy is disclosed in the Amendment, together with the fact that Manulife Asset Management (US) LLC (the “Adviser”), in managing the Fund, may give consideration to rules promulgated by the SEC, SEC no-action letters and SEC interpretive guidance generally applicable to registered money market funds (“Rule 2a-7 Money Market Funds”).

John Hancock Collateral Investment Trust

July 14, 2011

Comment 2:

Part B, Item 16(c)(iv) of the Amendment states the following:

The Fund may not concentrate its investments in a particular industry, as that term is used in the 1940 Act, as amended, and as interpreted or modified by regulatory authority having jurisdiction, from time to time. For the elimination of doubt, this limitation does not apply to investments in obligations of the U.S. Government or any of its agencies, instrumentalities or authorities and instruments issued by U.S. banks, including foreign branches of U.S. banks if the Adviser has determined that the U.S. bank unconditionally is responsible for the payment obligations of the foreign branch.

In light of the Fund’s response to Comment #1 above, describe the Fund’s concentration policy with respect to banks. Please incorporate into the response to Staff’s views with respect to the statement of investment policies of money market funds relating to industry concentration as published by the SEC in 1940 Act Release No. 9011 (October 30, 1975) (the “1975 Release”).

Response 2:

Consistent with the Amendment, the Fund may invest more than 25% of its assets in instruments issued by U.S. banks, including foreign branches of U.S. banks where the Adviser has determined that the U.S. bank is unconditionally responsible for the payment obligations of the foreign branch.

In its 1975 Release, the SEC published and solicited comments on a statement of the Staff’s views with respect to money market funds’ statement of investment policies relating to industry concentration.  The 1975 Release stated that “the [S]taff is of the view that [money market] funds may declare an investment policy on industry concentration reserving freedom of action to concentrate their investments in government securities, as defined in the [1940 Act], and certain bank instruments issued by domestic banks provided that, with respect to the latter, additional disclosure is made concerning the type and nature of the various instruments in which the registrant intends to invest and the criteria used by the registrant in evaluating and selecting such investments.”  The Staff framed this view as an exception, applicable to money market funds, from its general position that “freedom of action to concentrate pursuant to management’s investment decision has been considered by the [S]taff to be prohibited by the [1940] Act unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made.”

Although not a Rule 2a-7 Money Market Fund, the Fund functions in a manner that is similar to a Rule 2a-7 Money Market Fund, follows a “money market” investment strategy that closely resembles that of a Rule 2a-7 Money Market Fund and makes the types of investments that would generally be made by a Rule 2a-7 Money Market Fund.  The 1975 Release was issued prior to the adoption of Rule 2a-7 in 1983 and even prior to the SEC’s issuance of various exemptive orders that formed the predicate for Rule 2a-7. [1]   In the 1975 Release, the Staff characterized a “money market fund” as “an investment company whose investment policies call for investment of its assets in short-term money market instruments such as commercial paper, various bank instruments, U.S. Treasury bills and securities issued or guaranteed by the U.S. Government or its agencies and instrumentalities.”  Though not a Rule 2a-7 Money Market Fund, the Fund is a “money market fund” within the meaning of this description.

John Hancock Collateral Investment Trust

July 14, 2011

The Fund respectfully submits that the Staff’s original policy rationale for permitting a certain class of registered investment companies to reserve freedom of action with respect to concentration in banks is equally applicable to the Fund since it was based on the type of investments made by funds engaging in a certain type of investment strategy – i.e., a “money market” strategy – rather than compliance with any specific exemptive rule under the 1940 Act.  The Fund therefore believes that its statement of investment policy with respect to concentration in banks is consistent with the Staff’s views set forth in the 1975 Release and does not raise the policy concerns under Section 8(b)(1) of the 1940 Act that may be applicable to investment companies engaging in an investment strategy that is fundamentally different from that of the Fund or a Rule 2a-7 Money Market Fund.  Consistent with the foregoing, the Amendment contains disclosure concerning the type and nature of the various instruments in which the Fund intends to invest and the criteria used by the Fund in evaluating and selecting such investments.

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The Staff requested that the Fund provide the following representations in its response to the Staff comments. In connection with the Amendment , the Fund acknowledges that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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We hope that these foregoing responses adequately address the comments.  If you have any questions, please do not hesitate to contact me at (617) 375-1547.

Sincerely,

 /s/ Carolyn Flanagan

Carolyn M. Flanagan

Secretary

John Hancock Collateral Investment Trust

[1] See Valuation of Debt Instruments and Computation of Current Price Per Share by Certain Open-End Investment Companies (Money Market Funds), 1940 Act. Rel. No. 13380 (Jul. 18, 1983); Valuation of Debt Instruments and Computation of Current Price per Share by Certain Open-End Investment Companies (Money Market Funds), 1940 Act Rel. No. 12206 (Feb. 5, 1982).